 August 3, 2005

Via Facsimile and U.S. Mail

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Minera Andes Inc.
                Form 10-KSB, filed April 29, 2005
                File No. 000-22731

Dear Mr. Schwall:

In response to your comments relating to the above mentioned filing:

Comment 1. San Juan Area Project ownership, page 17
Minera Andes Inc. will comply in future filings.

Comment 2. Officer Certifications - Exhibits 31.1 and 31.2
Wording has been changed from “quarterly period” to read “annual period”. Marked copies of amendments are attached.

Minera Andes Inc. acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, any staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and Minera Andes Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call.

Very truly yours,

/s/ Allen V. Ambrose

Allen V. Ambrose
President

Enclosures
cc:  J. Brad Wiggins, Esq.

111 East Magnesium Road, Suite A $ Spokane, Washington 99208$ Phone: (509) 921-7322 $ Fax: (509) 921-7325